MEMORANDUM

date:	February 14, 2024
to:	Austin Pattan Jeffrey Kauten

from:	Brandon J. Bortner Telephone Number: 1(202) 551-1840 brandonbortner@paulhastings.com

subject:	Digital World Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-4

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital World Acquisition Corp.

Amendment No. 6 to Registration Statement on Form S-4

Filed February 14, 2024

File No. 333-264965

Gentlemen:

Pursuant to my discussion with Austin Pattan and Jeffrey Kauten of the Division of Corporation Finance on February 14, 2024, Digital World Acquisition Corp., a Delaware corporation (the “Company”), is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence the marked pages set forth on Exhibit A hereto showing changes included in Amendment No. 6 to the Company’s Registration Statement on Form S-4, as filed with the Commission on February 14, 2024 (the “Amended Registration Statement”). These changes are intended to be responsive to the questions posed and requests made by the Staff during our call on February 14, 2024.

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its request for acceleration of effectiveness of the Amended Registration Statement on or prior to 5:30 pm EST today. The Company appreciates the Staff’s willingness to accommodate the Company’s desire to have the Amended Registration Statement declared effective at or prior to such time.

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696

Paul Hastings LLP | 2050 M Street, N.W. | Washington, DC 20036

t: +1.202.551.1700 | www.paulhastings.com

TO: Austin Pattan; Jeff Kauten

February 14, 2024

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

EXHIBIT A

<u>RIDER A TO CORRESPONDENCE LETTER PASTED BELOW</u>

<u>Changes within Proxy Statement/Prospectus of Amended Registration Statement</u>

5) The Nasdaq Proposal (Proposal 9)

To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, (a) the issuance of up to 127,500,000 newly issued shares of New Digital World common stock in the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus, (b) the issuance, if any, of up to <u>7,981,645</u> shares of New Digital World common stock in connection with the conversion of any Digital World Convertible Notes and Digital World Alternative Financing Notes entered into prior to the consummation of the Business Combination, (c) the issuance, if any, of up to 6,552,134 shares of New Digital World common stock in connection with the exercise of Post-IPO Warrants, (d) the issuance of up to 8,369,509 shares of New Digital World common stock issuable upon conversion of outstanding TMTG Convertible Notes immediately prior to the Effective Time in connection with the Closing and (e) the issuance under the Equity Incentive Plan of shares of New Digital World common stock equal to 7.5% of the fully diluted, and as converted, amount of New Digital World common stock to be outstanding immediately following consummation of the Business Combination, taking into account any additional shares that may be issued pursuant to the Earnout Shares.

Clarifications Regarding Independent Advisor

Page 5

While the Board approved the Business Combination, the Merger Agreement contemplates that during the pendency of the transaction TMTG will provide Digital World updated due diligence information regarding the financial condition of TMTG's businesses and that following receipt and review of such due diligence information the Board could have, from October 31, 2023 through November 21, 2023, terminated the Merger Agreement if it no longer believed in good faith that the Business Combination was in the best interests of Digital World or its stockholders. Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG's business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal Valuation Services, LLC, with which Digital World has not had a material relationship in the past two years, as an independent advisor to ~~assist the Digital World Board in its preparation of~~<u>prepare</u> a comparable company analysis (the "**Comparable Company Analysis**").

Page 18

RIDER A TO CORRESPONDENCE LETTER PASTED BELOW EXHIBIT A Changes within Proxy Statement/Prospectus of Amended Registration Statement Correcting Inadvertent Error in Shares under Proposal, Pages 14, 47 and 224 Clarifications Regarding Independent Advisor Page 5 Page 18

Q: **Did the Digital World Board obtain a fairness opinion or a third-party valuation in determining whether or not to proceed with the Business Combination?**

A: The Digital World Board did not obtain a fairness opinion. However, given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG's business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged an independent advisor to prepare a Comparable Company Analysis. The Comparable Company Analysis was based on certain publicly traded companies selected by Digital World's management and the Digital World Board, which included Meta, X (formerly Twitter), Snapchat and Pinterest. However, while these companies may share certain characteristics that are similar to TMTG, the Digital World Board did not consider any of these companies to be identical in nature to TMTG, given its affiliation with former President Trump and unique market positioning, including purposeful differentiation from the current market offerings considered in its analysis. The Comparable Company Analysis was only one element of a broader due diligence process conducted by the Digital World Board, and the independent advisor was neither engaged for nor delivered a fairness opinion or other independent conclusion with respect to the terms of the Second Amendment to the Agreement. See *"The Business Combination Proposal (Proposal 1) — The Board's Reasons for Approval of the Business Combination."*

Page 43

Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG's business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal Valuation Services, LLC as an independent advisor with which Digital World has not had a material relationship in the past two years, to prepare a Comparable Company Analysis.

Page 44

Page 43 Page 44

Since TMTG did not provide the Digital World Board with TMTG's financial projections in connection with the Digital World Board's bring-down due diligence process, the Comparable Company Analysis was based on information that was publicly available, as well as limited supplemental due diligence information supplied by TMTG to assist the independent advisor in making any required assumptions to develop a forward-looking financial and growth assessment of TMTG relative to TMTG's current business model, financial performance, growth opportunities and competitive positioning.

- *Brand and Growth Prospects*. In addition to the brand and growth prospects initially considered by the Digital World Board in 2021, the Digital World Board believes that the taking private transaction of Twitter (now known as X) created a market opportunity and strengthens the brand and growth prospects rationale discussed above. The Digital World Board continues to believe that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace.

Page 67

In December 2023, Digital World concluded its renewed due diligence with respect to TMTG's business plan. Digital World's Board determined (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and (ii) to recommend that the Digital World stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement. Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG's business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged an independent advisor with which Digital World has not had a material relationship in the past two years, prepare a Comparable Company Analysis.

Page 201

Given the duration of time between the initial execution of the Merger Agreement and the Second Amendment to the Agreement as well as the significant turnover on the Digital World Board since the Merger Agreement was first signed in 2021, during December 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence of TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment to the Agreement. In reaching its determination and in support of its decision that the Business Combination and the other transactions contemplated by the Merger Agreement, including the Merger Consideration and the Earnout Shares, are fair and in the best interests of Digital World and its stockholders, the Digital World Board conducted a bring-down evaluation of TMTG's business model, financial performance, growth opportunities and competitive positioning. As part of this evaluation process, the Digital World Board engaged Alvarez & Marsal Valuation Services, LLC as an independent advisor with which Digital World has not had a material relationship in the past two years, prepare a Comparable Company Analysis.

Page 202

Page 67 Page 201 Page 202

Since TMTG did not provide the Digital World Board with TMTG's financial projections in connection with the Digital World Board's bring-down due diligence process, the Comparable Company Analysis was based on information that was publicly available, as well as limited supplemental due diligence information supplied by TMTG to assist the independent advisor in making any required assumptions to develop a forward-looking financial and growth assessment of TMTG relative to TMTG's current business model, financial performance, growth opportunities and competitive positioning. The Digital World Board's forward-looking financial and growth assessment of TMTG was constructed, primarily based on operational benchmarks of the comparable companies during a five year period, matching TMTG's launch timeline of its social media platform, Truth Social (*i.e.*, year one being each comparable company's launch year of its offering comparable to Truth Social, with the exception of market capitalization and revenue multiple for which year one was such comparable company's initial public offering). The benchmarks included monthly active users ("**MAU**") (and related percentage growth ("**MAU%**")), revenue (and related percentage growth), market cap growth (and related percentage growth) and revenue multiples. This information has inherent limitations because it required an estimation of MAUs and MAU% to align with other comparable companies. However, TMTG has neither currently nor previously tracked such metrics as a Key Performance Indicator ("**KPI**"). As a result, these estimations lack any historical trends and were based solely on DWAC's management estimations, which utilized public data of the comparable companies mentioned above.

Changes within Exhibit Index of Amended Registration Statement

99.10*	Consent from Alvarez & Marsal Valuation Services, LLC
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).
107	Calculation of Registration Fee.

* Filed herewith.

** To be filed by amendment.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Changes within Exhibit Index of Amended Registration Statement Exhibit 99.10

Exhibit 99.10

CONSENT OF ALVAREZ & MARSAL VALUATION SERVICES, LLC

February 14, 2024

Board of Directors
Digital World Acquisition Corp.
3109 Grand Ave., #450
Miami, Florida 31333

Members of the Board of Directors:

Alvarez & Marsal Valuation Services, LLC hereby consents to the reference to our name as an Independent Advisor in the Proxy Statement/Prospectus included in Amendment No. 6 to the Registration Statement dated February 14, 2024 (the "Registration Statement") of Digital Word Acquisition Corp. ("DWAC") on Form S-4 relating to the proposed merger of DWAC Merger Sub, Inc., a wholly owned subsidiary of DWAC, with and into Trump Media & Technology Group Corp. ("TMTG"). In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are "experts" with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ALVAREZ & MARSALVALUATION SERVICES, LLC

By /s/ Neil Beaton
Name: Neil Beaton
Title: Managing Director

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 14, 2024

EXHIBIT A

Background of the Business Combination

The Board’s Reasons for Approval of the Business Combination